

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 11, 2010

Lisan Rahman
Chairman of the Board of Directors & CEO
Ciglarette, Inc.
19924 Shallow Creek Loop
Manassas, VA 20109

> **Re: Ciglarette, Inc.**
> **Form S-1**
> **Filed April 28, 2010**
> **File No. 333-166343**

Dear Mr. Rahman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Please revise to include the check boxes relating to the company's filer status. Refer to Form S-1.

Prospectus Summary, page 1

2. Please disclose the basis for your belief that the industry for alternative smoking products is rapidly expanding and largely recession-proof.

Prospectus Cover Page, page 3

3. Revise your prospectus so that your prospectus cover page is on the outside front cover and contains only the information required by Item 501 of Regulation S-K.

4. Please prominently indicate on the cover page of the prospectus that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i). Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g., risk factor disclosure, resale implications, etc.).

5. We note that you have not included the "Subject to Completion" legend on your cover page. See Item 501(b)(10) of Regulation S-K. Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement. Please confirm your understanding of this requirement.

Risk Factors, page 4

6. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer and employee in operating and managing a company in a similar industry.

Description of Business, page 9

7. Please revise to clarify, if true, that your business model does not include the research and development and manufacture of personal vaporizers.

Capital Resources and Liquidity, page 24

8. Please expand your disclosure to address your funding requirements and capital resources in greater detail. As indicated on pages F-12 and F-13, you received proceeds of $44,050 from the sale of your stock subsequent to the date of the financial statements. In addition, you stated on page 1 that Mr. Rahman will invest $50,000 in the next six months to launch Ciglarette. Please advise or revise.

Balance Sheet, page F-3

9. Please revise your balance sheet to present the stock subscription receivable as a contra account in your stockholders' equity. Also, revise your balance sheet to label the column as restated, include a note describing the restatement in your footnotes and have your auditors reference the restatement in their audit report.

Note 7 – Subsequent Events, page F-13
(i) Sale of Common Stock, page F-13

10. Supplementally confirm to us, if true, that you received $14,500 cash proceeds from your stock sales in March and April, 2010 and that such proceeds are not related to the stock sales in January and February 2010 as disclosed in Note 4 on page F-12. Please revise to clarify your disclosures.

Directors, Executive Officers, Promoters and Control Persons, page 25

11. We note that Lisan Rahman is identified as the CEO here. However, the individual signing the registration statement is identified as "Lasan" Rahman. Please clarify or revise as appropriate.

12. We note from our conversation with Mr. Rahman on May 4, 2010 that he is also a full-time car salesman at Lindsay Volkswagen of Dulles in Dulles, Virginia. Please revise his biography information to include a reference to this experience. Also, revise your risk factors section to prominently disclose the fact that your sole officer and director is engaged in outside activities that may detract from his ability to devote 100% of his attention to the business of Ciglarette. We refer to http://www.lindsayvolkswagen.com/newsalesperson.htm.

13. Revise the second paragraph of this section to explain what you mean by "Supervision of several companies." Also, identify the companies.

14. Please revise the third paragraph of this section to specifically disclose the basis for your statement that Mr. Rahman brings "sales, managing and supervising experience which will be valuable in launching and promoting the company's product to a select group of individuals, companies and foreign countries."

Transactions with Related Persons…, page 27

15. We note that the date in the first sentence of this section is December 23, 2010. Please revise as this is a date in the future.

Item 17. Undertakings, page 32

16. Revise to include the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 23.1

17. We note that your independent auditor refers to its report dated "June 10, 2010." Please request that this date be corrected to the actual report date, April 21, 2010.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kahryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney- Advisor, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
Assistant Director

cc: via fax at (732) 577-1188
        Gregg E. Jaclin, Esq.
        (Anslow & Jaclin, LLP)